14047639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kyte Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields — **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

This report ** contains (check all applicable boxes):

[x]		Independent Auditors' Report
[x]	(a)	Facing Page
x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Operations
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes in Member's Interest
[x]		Notes to Financial Statements
[x]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
[x]	(h)	Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not applicable)
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation (not applicable)
[x]	(l)	An Affirmation.
[ ]	(m)	Copy of the SIPC Supplemental Report (filed separately)
[ ]	(n)	A Report Describing Any Material Inadequacies Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control)

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kyte Securities LLC (the "Company"), as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
21 th day of February 2014

Notary Public

LISA MACALUSO
Notary Public, State of New York
No. 01MA6215874
Qualified in Richmond County
Commission Expires Jan. 4, 2018

Washington DC
404

Kyte Securities LLC

(Sec I.D. No. 8-68606)

Statement of Financial Condition
December 31, 2013

pwc

Kyte Securities LLC

(Sec I.D. No. 8-68606)

Statement of Financial Condition
December 31, 2013

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Kyte Securities LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Member of Kyte Securities LLC:

We have audited the accompanying statement of financial condition of Kyte Securities LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kyte Securities LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

Kyte Securities LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	440,135
Receivables from clearing organization		10
Total assets	$	440,145
Liabilities and Member's Interest		
Liabilities		
Payable to affiliate	$	50,133
Total liabilities		50,133
Member's interest		390,012
Total liabilities and member's interest	$	440,145

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Kyte Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company has been inactive since registration and has not participated in any securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements and the potential outcome of litigation matters, and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash
Cash consists of cash held at a major U.S. financial institution.

Receivable From Clearing Organization
Cash is maintained at a clearing organization that performs clearing and custodial functions for the Company.

Financial Assets and Liabilities
Financial instruments are measured at carrying value including cash, receivable from clearing organization, and payable to affiliate, which approximate fair value given the short term nature.

3. Income Taxes

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's financial statements, in accordance with the requirements of FASB Accounting Standards Codification Topic 740.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6-2/3% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2013, the Company's net capital was $390,012 which exceeded the minimum requirement by $290,012. Dividend payments and other

equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC. The Company is exempt from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related Party Transactions

The Company has an arrangement whereby an affiliate will pay certain administrative and general expenses on behalf of the company for which the Company reimburses the affiliate. The payable to affiliate on the statement of financial condition reflects balances due for the reimbursement of these services.

6. Subsequent Events

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.